Exhibit 99.1
CONFIDENTIALITY AGREEMENT
     This Confidentiality Agreement (this “Agreement”) is entered into as of the 24th day of May, 2010, by and between Evolving Systems, Inc. (“Evolving Systems”) and Karen Singer, as Trustee of the Singer Children’s Management Trust and Gary Singer (collectively, “Recipient”).
RECITALS
A.	Evolving Systems contemplates providing certain confidential financial and business information to Recipient; and

B.	Recipient is willing to receive such confidential information.
In consideration of the above and the covenants contained in this Agreement, the parties agree as follows:
1. Confidential Information.
For purposes of this Agreement, the term “Confidential Information” means any and all oral, written or electronic information which is made available to Recipient by Evolving Systems during the term of this Agreement regardless of the manner in which such information is furnished. The term “Confidential Information” does not include, however, any information which (a) at the time of disclosure by Evolving Systems, or thereafter, is generally available to the public (other than as a result of a disclosure made directly or indirectly by Recipient), (b) was available to the Recipient on a non-confidential basis from a source other than Evolving Systems (provided that such source is not or was not known to be bound by a confidentiality agreement with Evolving Systems), or (c) has been shown by reasonably acceptable evidence to have been independently acquired or developed by the Recipient without violating any of the Recipient’s obligations under Section 2 below.
2. Covenant Not to Disclose.
The Confidential Information will not be disclosed to third parties and will be kept confidential by the Recipient. Notwithstanding the preceding sentence, Recipient may disclose the Confidential Information or portions thereof to those of Recipient’s advisors (“Representatives”) who need to know such information for the purpose of providing advice to Recipient, if Recipient (i) informs such Representative of the confidential nature of the Confidential Information and (ii) secures the agreement of such Representative to the terms and conditions of this agreement.
3. Notification.
In the event that Recipient becomes legally compelled to disclose any Confidential Information, Recipient shall provide Evolving Systems with prompt notice before such Confidential Information is disclosed so that Evolving Systems may, at the sole cost and expense of Evolving Systems, seek a protective order or other appropriate remedy or waive compliance with the provisions of this Agreement. In the event that such protective order or other remedy is not obtained, Recipient shall furnish only that portion of the Confidential Information which Recipient is advised by counsel that Recipient is legally required to provide and shall exercise, at the sole cost and expense of Evolving Systems, Recipient’s reasonable efforts to assist Evolving Systems in obtaining a protective order or other reliable assurance that confidential treatment will be accorded to the Confidential Information that is required to be disclosed.

4. Return of Confidential Information.
At any time upon the request of Evolving Systems, Recipient agrees to return promptly all copies, extracts or other reproductions in whole or in part of the Confidential Information in his possession to Evolving Systems, and Recipient agrees to destroy all copies of any memoranda, notes, analysis, compilations, studies or other documents prepared by Recipient based on, containing or reflecting any Confidential Information, except that one copy of such materials may be retained by Recipient’s counsel for the purpose of documenting the materials Recipient has received. Such destruction shall, if requested, be certified in writing to Evolving Systems.
5. Term; Amendment; Waiver.
(a) No provision in this Agreement may be waived or amended except by written consent of Evolving Systems and the Recipient. It is further understood and agreed that no failure or delay by Evolving Systems or Recipient in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise or waiver of a right, power or privilege preclude any other or further exercise thereof.
(b) This Agreement shall be effective through July 31, 2010. No such termination shall affect the application of this Agreement to any disclosures made prior to the termination of this Agreement.
6. Enforcement of Rights.
To protect the Confidential Information and in order for Evolving Systems to enforce its rights under this Agreement, Evolving Systems shall be entitled to a temporary restraining order, a preliminary injunction, or a permanent injunction by any court of competent jurisdiction to enjoin and restrain the unauthorized disclosure or use of any Confidential Information, or other violation of this Agreement, and these rights shall be cumulative to any other rights Evolving Systems might have.
7. No Trading in Stock
Recipient understands that during the term of this Agreement they may be exposed to business plans, forecasts and other information that may constitute “material, non-public information” of Evolving Systems. In addition to the restrictions provided for in this Agreement, use or disclosure of such information may give rise to liability under U.S. Federal securities laws. Therefore, but without limiting the provisions of Section 5(b) hereof, Recipient acknowledges that, so long as they are in possession of material non-public information about Evolving Systems, they will comply with applicable federal and state securities laws with respect to purchases and sales of Evolving Systems’ securities.
8. Miscellaneous Provisions.
a. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter described in this Agreement. This Agreement may be waived, amended or modified only by an instrument in writing signed by the party against which such waiver, amendment or modification is sought to be enforced.
b. In case any one or more of the provisions contained in this Agreement shall be held to be unenforceable in any respect, such unenforceability shall not affect any other provision of this Agreement.
c. Section headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of any provision of this Agreement.
d. This Agreement shall be governed by the laws of the State of Delaware.
e. Neither party to this Agreement may transfer or assign its rights under this Agreement without the prior written consent of the other party. The agreement shall continue for the benefit of and shall be binding upon the successors and permitted assigns of each party.

f. PDF or faxed copies of this Agreement, signed by each of the parties, shall be enforceable as originals.
IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

EVOLVING SYSTEMS, INC.		GARY SINGER

By:	/s/ Anita T. Moseley	/s/ Gary Singer
Name: Anita T. Moseley

KAREN SINGER, Trustee of the Singer Children’s Management Trust

/s/ Karen Singer